

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 16, 2012

<u>Via E-mail</u>
Richard A. Gonzalez
Chairman and Chief Executive Officer
AbbVie Inc.
1 North Waukegan Road
North Chicago, Illinois 60064

> **Re:** **AbbVie Inc.**
> **Amendment No. 1 to Registration Statement on Form 10-12B**
> **Filed August 7, 2012**
> **File No. 001-35565**

Dear Mr. Gonzalez:

We have reviewed your amended filing and your response letter dated August 7, 2012 and we have the following additional comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by further amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe another amendment is appropriate, please tell us why in your response.

After reviewing any further amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1. Unless otherwise indicated, references to page references and captions in this letter are to the information statement filed as exhibit 99.1.

<u>EXHIBIT 99.1 Information Statement</u>

2. We note that in your responses to prior comments 23 and 39, you state that will include the requested information concerning your one-time expenses expected to be incurred in establishing stand-alone functions and the filing of any compensation agreements and plans to be adopted at or prior to the spin-off. Please be advised that we will not be in a position to clear these comments until you have provided this information in a future amendment.

Unaudited Pro Forma Combined Financial Statements
Notes to Unaudited Pro Forma Combined Financial Statements, page 40

3. We note your revised disclosure in response to prior comment 19. We may have additional comments once the amounts of the pro forma adjustments are disclosed.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Transition from Abbott and Cost to Operate as an Independent Company, page 58

4. We note your response to prior comment 22. Please include examples in this disclosure of the types of back-office or corporate support services you will receive from Abbott under the transition services agreements.

Cash Flow, page 62

5. We note your response to prior comment 24. Please describe how the settlement has adversely affected your working capital for this fiscal year, and estimate the negative impact it will have in future years, if any.

Business
Manufacturing Capabilities and Operations, page 78

6. We note your response to prior comment 30. Please expand this disclosure to provide the basis for your statement that you are not substantially dependent on any one of these agreements. For example, if there are alternate suppliers you can utilize without undue disruption of your manufacturing processes, please state this explicitly.

Compensation Discussion and Analysis
2011 Compensation Decisions, page 98

7. We note your response to prior comment 36. Please expand your disclosure to include the actual financial goals in your table on page 99, e.g. "Pharmaceutical Products Adjusted Sales," "Division Margin Goal" and "HUMIRA Sales" etc., in addition to the achievement levels.

Certain Relationships and Related Person Transactions, page 125

8. We have reviewed your response to prior comment 40. Although we note that you are seeking to rely on Instruction 7 to Item 404(a) of Regulation S-K for an exemption to the disclosure, we do not believe that this limited exemption supports this interpretation. See pages 164 and 165 of SEC Final Rule Release Nos. 33-8732A and 34-54302A, located at http://sec.gov/rules/final/2006/33-8732a.pdf, which provides that the exemption is limited to circumstances in which a related person receives pro rata dividends or returns on the ownership of equity securities. Accordingly, please expand your disclosure in this

section to provide the information required by Item 404 of Regulation S-K for each of your agreements with Abbott.

AbbVie's Relationship with Abbott following the Distribution, page 133

9. We have reviewed your response to prior comment 43. Please expand your disclosure to describe the "certain" assets that are being transferred including the pharmaceuticals products and facilities that are being transferred.

10. On page 135, you disclose that due to the requirements of applicable laws, the need to obtain certain governmental and third-party consents, and other business reasons, the transfer or assignment of certain assets and liabilities to Abbott or AbbVie, as applicable, will be deferred until after the completion of the separation. Please revise your disclosure to clarify whether the assets and liabilities are those described in the International Commercial Operations Agreements, or whether this applies to other assets and liabilities as well. If other assets and liabilities are involved, please describe the assets and liabilities to which this applies.

11. We note your response to prior comment 42. The agreements in question, including the international commercial operations agreement, manufacture and supply agreements, intellectual property license agreements, information technology agreement, trademark license agreement and lease agreements, each appear to be with Abbott, a related party, and necessary to implementing the spin-off successfully. Please file copies of these agreements as exhibits to your amended registration statement. See Item 601(b)(10)(ii)(A) and (B) of Regulation S-K. In addition, please include all material terms of these agreements, including the material payment terms, duration and termination provisions, in your disclosure on pages 139-141 where you have not done so already.

Description of Material Indebtedness, page 145

12. We note your response to prior comment 46. Please state the name(s) of the lender(s) for both the revolving credit facility and the bridge loan facility and the term of the revolving credit agreement.

Audited Combined Financial Statements, page F-1

13. Please provide updated financial statements and financial information throughout the filing as required by Rule 3-12 of Regulation S-X.

Note 6 – Post Employment Benefits, page F-16

14. We note in your response to prior comment 48 that your non-U.S. plans are unfunded. Please revise your filing to disclose this information.

Exhibit 2.1

15. Please file a complete copy of this agreement, including the information currently
    omitted from Sections 1.01, 2.08, 2.15, 3.02 and 3.05.

16. We note that you have not filed various schedules to this agreement that are listed on
    page iv of the agreement. Please supplementally provide us with a copy of these
    schedules and provide us with an analysis that supports your belief that these schedules
    do not contain information that is material to an investment decision which has not been
    disclosed in this filing.

Notwithstanding our comments, in the event you request acceleration of the effective date
of the pending registration statement please provide a written statement from the company
acknowledging that:

• should the Commission or the staff, acting pursuant to delegated authority, declare the
  filing effective, it does not foreclose the Commission from taking any action with respect
  to the filing;

• the action of the Commission or the staff, acting pursuant to delegated authority, in
  declaring the filing effective, does not relieve the company from its full responsibility for
  the adequacy and accuracy of the disclosure in the filing; and

• the company may not assert staff comments and the declaration of effectiveness as a
  defense in any proceeding initiated by the Commission or any person under the federal
  securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a
written request for acceleration of the effective date of the registration statement as confirmation
of the fact that those requesting acceleration are aware of their respective responsibilities under
the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed
public offering of the securities specified in the above registration statement. Please allow
adequate time for us to review any amendment prior to the requested effective date of the
registration statement.

       You may contact Dana Hartz at (202) 551-3648 or Donald Abbott at (202) 551-3608 if you have questions regarding comments on the financial statements and related matters. Please contact Scot Foley at (202) 551-3383, Jennifer Riegel at (202) 551-3575 or me at (202) 551-3715 with any other questions.

Sincerely,

/s/ Jennifer Riegel for

Jeffrey Riedler
Assistant Director

cc: David K. Lam
       Karessa L. Cain
       Wachtell, Lipton, Rosen & Katz
       51 West 52nd Street
       New York, NY 10019-6150